

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>Via Facsimile</u>
Mr. James J. Kavanaugh
Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

  Re: International Business Machines Corporation
     Form 10-K for the Year Ended December 31, 2010
     Filed February 22, 2011
     Form 10-Q for the Quarter Ended March 31, 2011
     Filed April 26, 2011
     File No. 001-02360

Dear Mr. Kavanaugh:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief